EXHIBIT (a)(1)



AN OPEN LETTER TO THE BOARD OF DAVE & BUSTER'S

BY ROBERT MARCIN


Dear Board Member:

My name is Robert Marcin, and I am a significant shareholder in the stock of DAVE AND BUSTER'S (DAB:NYSE - NEWS - COMMENTARY - RESEARCH - ANALYSIS). I am also a contributor to a popular financial Web site TheStreet.com, where I highlighted the company as one of my FAVORITE STOCKS for 2002. I am deeply disturbed by the current management buyout offer of $12 per share for our stock.

According to my analysis, the current bid of $255 million, including debt, represents a 4.55 multiple on the forecasted EBITDA of $56 million for this fiscal year. However, not only is this valuation unjustifiable, but the EBITDA margins are significantly depressed due to the recent economic slowdown and the events of 9/11.

By my calculation, normalized EBITDA margins for DAB should be 20% or better, generating an operating margin of 12%. That level of profitability would generate $80 million of EBITDA on this year's revenue and result in the current bid having a value of just 3.2 times normalized EBITDA. This valuation, as well as the discount to tangible book value, is clearly unacceptable to shareholders.

While the tender information states that a special committee of independent board members performed "analysis" and approved the transaction, I am deeply concerned that the board is not exercising its fiduciary duty to shareholders. I have not seen the details of the fairness opinion but would find it helpful to understand your actions.

I understand your frustration with the valuation of the company's shares in the public equity market. As a large stockholder, I too am frustrated by both the poor execution of our management and the market's inability to recognize the value in our franchise. But selling in a management buyout at such depressed prices essentially permits management to exploit its own lack of execution for financial gain. This solution is not in the best long-term interest of shareholders.

I do not intend to tender my shares and would encourage other shareholders to reject this bid. I have received email telling me that a shareholder lawsuit is imminent, but I do not think this is necessary. If the best offer for our company really is $12 per share, I would much rather take my chances as a publicly traded stock. In my opinion, the business, when run competently, would generate $1.75-$2.50 in earnings per share and be valued in today's market at $25-$35 a share.

Please work harder at achieving a fairer price for our shares. If that fails, please work harder at managing our business for acceptable levels of profitability. Only then will shareholders be satisfied. Thank you for your consideration.

Robert Marcin